EXHIBIT 99.2
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               SINOVAC BIOTECH LTD. ANOUNCES THAT IT HAS RECEIVED
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          THE NEW DRUG CERTIFICATE FROM THE CHINESE GOVERNMENT FOR ITS
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                                SPLIT FLU VACCINE
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BEIJING,  March 15, 2005 - Sinovac  Biotech  Ltd.  ("Sinovac")  ("the  Company")
(AMEX: SVA) announces that it has received the New Drug Certificate from the Chinese State Food and Drug Administration (SFDA) for its Split Influenza vaccine. The SFDA approval comes as the Company is nearing completion of its new production line in Beijing.

The official approval marks a significant milestone in the growth of Sinovac's portfolio of low-cost, high quality inactivated vaccines. The Company's Split Flu vaccine, which is safe for use in children as well as the elderly, is the third Sinovac vaccine for which the SFDA has granted a new drug certificate. The first two Sinovac products, Healive(TM), a hepatitis A vaccine, and BiliveTM, a combined vaccine for hepatitis A & B, have helped establish the Company as an emerging leader in the Chinese biotechnology sector.

Sinovac president, Dr. Wei Dong Yin stated, "I would again like to thank our shareholders for their patience and continued support of our efforts towards becoming a major vaccine developer and manufacturer for the domestic Chinese and international markets. We are excited to move closer towards sales of this key vaccine in our product portfolio."

The Company first undertook split flu vaccine research and development in 2001, completed clinical trials in early 2004 and filed its New Drug Application with the SFDA in June 2004. Sales approval of Sinovac's flu vaccine is expected upon completion and GMP certification of the flu vaccine production line. Sinovac also intends to build another, much larger flu vaccine production facility if the Company can obtain necessary financing.


Influenza
---------

Influenza, commonly known as the flu, is an acute respiratory infection that is very contagious. In a typical flu season, between 5 to 10% of the world's population (300 to 600 million people) may get infected. Influenza epidemics typically occur during the winter months and are responsible for as many as 200,000 hospitalizations and 36,000 deaths per year in the United States alone. Influenza viruses also can cause a pandemic during which rates of illness and death from influenza-related complications can increase dramatically worldwide. Since the influenza virus tends to mutate constantly, it is very difficult to treat. There is no effective cure. Therefore, vaccination is the only effective defense against outbreaks of influenza.


Split Flu Vaccine
-----------------

Significantly, Sinovac's split flu vaccine is the safest type produced for influenza inoculations. According to an official World Health Organization paper published in February 2003, "Split vaccines and subunit vaccines show reduced systemic reactogenicity both in children and in adults as compared to whole virus preparations. Consequently, subunit and split virus vaccines are more attractive than whole-particle vaccines, particularly for use in children," (www.who.int/vaccines/en/influenza.shtml). From a marketing and sales
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perspective this gives Sinovac an important advantage.


Split Flu Vaccine Production Line
---------------------------------


Sinovac's flu production line has now nearly been completed at a new manufacturing facility next to the Company's existing Beijing headquarters. The 2600 square meter facility is being built to meet global Good Manufacturing Practice (GMP) standards at a fraction of Western costs: the investment for construction and equipment is about US $4million. This initial manufacturing workshop is designed with a production capacity of 2 million doses of flu vaccine per year.

Dr. Yin commented further on some of the expertise behind Sinovac's development and production capabilities, "Our inactivated hepatitis vaccine production facilities were developed in consultation with highly specialized international design and engineering consulting firms. The facilities are fully compliant with the GMP Quality Assurance System (QAS) for international standards on bio-pharmaceutical management. Sinovac's flu production line has also been designed in accordance with these international standards. In the near-term, upon completion of the flu production facilities, the Company will apply for GMP certification in China."


Influenza Epidemiology
----------------------

There are three types of influenza virus. Influenza A viruses infect mammals (humans, pigs, ferrets, horses) and birds. Influenza B and Influenza C viruses only infect humans.

All type A influenza viruses, including those that regularly cause seasonal epidemics of influenza in humans, are well adapted to elude host defenses. Influenza viruses lack mechanisms for the "proofreading" and repair of errors that occur during replication. As a result of these uncorrected errors, the genetic composition of the viruses can change as they replicate in humans and animals, and the existing strains are replaced with a new antigenic variant. These constant, permanent and usually small changes in the antigenic composition of influenza A viruses are known as antigenic "drift".

The tendency of influenza viruses to undergo frequent and permanent antigenic changes necessitates constant monitoring of the global influenza situation and annual adjustments in the composition of influenza vaccines. Both activities have been a cornerstone of the WHO Global Influenza Program since its inception in 1947.

Influenza viruses have a second characteristic of great concern to public health: influenza A viruses, including subtypes from different species, can swap or "re-assort" genetic materials and merge. This re-assortment process, known as antigenic "shift", results in a novel subtype different from both parent viruses. As populations will have no immunity to the new subtype, and as no existing vaccines can confer protection, antigenic shift has historically resulted in highly lethal pandemics. For antigenic shift to take place, the novel subtype needs to have genes from human influenza viruses that make it readily transmissible from person to person for a sustainable period. The appearance of a new strain of influenza for which most of the population lacks immunity can result in worldwide outbreaks or pandemics. Pandemic strains are associated with global spread over a short time frame and with high attack rates. Three such pandemics occurred during the 20th century; the most severe was the Spanish influenza pandemic in 1918 and 1919, which caused 20 to 50 million deaths worldwide and over 500,000 deaths in the United States.

Influenza viruses A and B cause annual outbreaks of illness affecting approximately 5% to 10% of the world's adult population, with higher rates in children. In the United States, influenza causes an average of over 36,000 deaths and 130,000 to 170,000 hospitalizations during each year. In China, influenza is responsible for 100,000 to 500,000 deaths annually. During epidemic years, an estimated 2 million patients are hospitalized at a cost of $750 million to $1 billion. Globally, persons 65 years of age and older constitute nearly 50% of excess hospitalizations and over 85% of deaths from influenza.


A Growing Chinese Influenza Vaccine Market
------------------------------------------

Sinovac's world-class proprietary influenza vaccine is essential to meeting China's vaccine shortage since demand is expected to grow many-fold over the next few years. Furthermore, since individuals require vaccination against the flu on an annual basis, demand should remain high every year.

According to a Merrill Lynch report on the Global Vaccine Market (2003), "world flu vaccine demand will grow at a compound five year growth rate from 2002 to 2007 of 16%." The report expands further, "in the past few years, there has been significant growth in the use of flu vaccines in Central and Eastern Europe, China, Taiwan, Mexico, and Japan. The market in developing countries is mainly comprised of the affluent middle classes who can afford Western medicines. We expect these international markets for flu vaccines to expand at least at the rate of forecast GDP growth in developing countries," (Merrill Lynch report, page 3). After the SARS epidemic in China and the danger of avian flu (H5N1) infection, vaccination against the flu has been greatly encouraged by Chinese health authorities, which is further driving the flu vaccine market to grow at a higher rate than global levels. This rapid demand growth is further compounding the opportunity for Sinovac.

Even in North America, flu vaccine supply delays and shortages have been highlighted in the media even before Chiron's recent production problems in the
UK:
http://www.boston.com/news/nation/articles/2004/08/26/us_warns_of_flu_vaccine_
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shortage/.
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About Sinovac Biotech Ltd.
--------------------------

Sinovac Biotech Ltd. specializes in the research, development, commercialization, and sales of human vaccines for infectious illnesses such as hepatitis A and hepatitis B, influenza, "SARS", and avian flu. Sinovac is one of the leading emerging biotechnology companies in China.

Sinovac now has two vaccines fully approved for sale in China - Healive(TM) for Hepatitis A and Bilive(TM) for Hepatitis A&B combined. The Hepatitis A vaccine, Healive(TM), is currently experiencing strong sales growth in China. Sinovac's Hepatitis A&B combined vaccine, Bilive(TM), received approval in China in January 2005 and is expected to achieve similar sales growth to Healive(TM). Sinovac's split flu vaccine received approval of its New Drug Certificate in March 2005. Final approval of the Company's flu vaccine is expected in 2005 after GMP certification of the new flu vaccine production line.

Sinovac is currently the world leader in the development of a SARS vaccine. Preliminary Phase I results show that this SARS vaccine is safe and induces SARS-neutralizing antibodies in the human body. In addition, the Company is co-developing a human vaccine targeting the avian flu virus in partnership with the China Center of Disease Control (CDC). CDC controls the Chinese vaccine market through its two main functions: as both the commercial sales agency and the governmental department in the pharmaceutical sector for China.


For further information please refer to the Company's filings with the SEC or refer to Sinovac's website at www.sinovac.com.
                              ---------------

If you would like to receive regular updates on Sinovac please send your email request to info@sinovac.com.
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Contact:  Tracey Gabert,  Sinovac Investor  Relations at (888) 888-8312 or 1 604
684-5990 from outside of North America or info@sinovac.com
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THIS NEWS RELEASE MAY INCLUDE  FORWARD-LOOKING  STATEMENTS WITHIN THE MEANING OF
SECTION 27A OF THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE UNITED STATES SECURITIES AND EXCHANGE ACT OF 1934, AS AMENDED, WITH
RESPECT  TO  ACHIEVING  CORPORATE  OBJECTIVES,   DEVELOPING  ADDITIONAL  PROJECT
INTERESTS,   SINOVAC'S   ANALYSIS  OF   OPPORTUNITIES  IN  THE  ACQUISITION  AND
DEVELOPMENT OF VARIOUS PROJECT INTERESTS AND CERTAIN OTHER MATTERS. THESE STATEMENTS ARE MADE UNDER THE "SAFE HARBOR" PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND INVOLVE RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN.